VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

Pension IRA

Supplement Dated August 5, 2004 to
Contract Prospectus and Statement of Additional
Information dated May 1, 2004

The information in this supplement updates and amends certain information in the Contract Prospectus and Statement of Additional Information (SAI) each dated May 1, 2004. You should read this supplement along with the Contract Prospectus and SAI.

1.   Effective August 6, 2004 the name of ING VP Bond Portfolio will change to ING VP Intermediate Bond Portfolio. Effective August 6, 2004 all references to ING VP Bond Portfolio in the Prospectus and SAI are replaced with ING VP Intermediate Bond Portfolio.

2.   Effective August 6, 2004 the following new investment options are available to 2004 contracts:

AllianceBernstein Growth and Income Portfolio (Class A)
ING Julius Baer Foreign Portfolio (Class S)
ING MFS Total Return Portfolio (Class S)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING VP Financial Services Portfolio (Class I)
Oppenheimer Main Street Small Cap Fund®/VA
PIMCO VIT Real Return Portfolio (Administrative Class)
Pioneer High Yield VCT Portfolio (Class I)
Wanger Select
Wanger U.S. Smaller Companies

3.   The following adds information about the new funds to the section entitled "Fees Deducted by the Funds" on page 7 of the Contract Prospectus.

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
AllianceBernstein Growth and Income Portfolio (Class A) [16]	0.63%	--	0.03%	0.66%	--	0.66%
ING Julius Baer Foreign Portfolio (Class S) [17][18]	1.00%	--	0.25%	1.25%	--	1.25%
ING MFS Total Return Portfolio (Class S) [17][18][19][20]	0.64%	--	0.26%	0.90%	--	0.90%
ING T. Rowe Price Equity Income Portfolio (Class S) [17][18][20]	0.68%	--	0.26%	0.94%	--	0.94%
ING VP Financial Services Portfolio (Class I) [21][22][23]	0.75%	--	0.15%	0.90%	0.10%	0.80%
Oppenheimer Main Street Small Cap Fund®/VA	0.75%	--	0.26%	1.01%	--	1.01%
PIMCO VIT Real Return Portfolio (Administrative Class) [24]	0.25%	--	0.41%	0.66%	--	0.66%
Pioneer High Yield VCT Portfolio (Class I)	0.65%	--	0.24%	0.89%	--	0.89%
Wanger Select	0.95%	--	0.20%	1.15%	--	1.15%
Wanger U.S. Smaller Companies	0.93%	--	0.06%	0.99%	--	0.99%

Footnotes to "Fund Expense Table"

(16)   Total portfolio operating expenses do not reflect Alliance's waiver of a portion of its advisory fees. This waiver is effective as of January 1, 2004 and the fee reduction is expected to continue for a period of at least five years.

(17)   The table above shows the estimated operating expenses for Class S Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any. Other Expenses shown in the table above includes a Shareholder Service Fee of 0.25%.

(18)   Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would bear any extraordinary expenses.

(19)   DSI has voluntarily agreed to waive a portion of its management fee for certain Portfolios. Including these waivers, the Total Annual Fund Operating Expenses for the year ended December 31, 2003, would have been 0.90% for ING MFS Total Return Portfolio. This arrangement may be discontinued by DSI at any time.

(20)   A portion of the brokerage commissions that the Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions and the MFS voluntary management fee waiver the Total Annual Fund Operating Expenses for the year ended December 31, 2003 would have been 0.89% for ING MFS Total Return and 0.93% for ING T. Rowe Price Equity Income Portfolios. This arrangement may be discontinued at any time.

(21)   The above table shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. For the ING VP Financial Services, which had not commenced operations prior to December 31, 2003, the Portfolio's fiscal year end, expenses are based on estimated amounts for the current year.

(22)   ING Funds Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets which is included in Other Expenses in the above table. For the ING VP Financial Services, which had not commenced operations prior to December 31, 2003, the Portfolio's fiscal year end, Other Expenses are based on estimated amounts for the current fiscal year.

(23)   ING Investments, LLC, the investment adviser to each Portfolio, has entered into a written expense limitation agreement with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser is shown under Fees and Expenses Waived or Reimbursed in the above table. The expense limits will continue through at least December 31, 2004. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(24)   Ratio of expenses to average net assets excluding interest expense is 0.65%. Interest expense is generally incurred as a result of investment management activities.

4.   The minimum and maximum total annual fund operating expenses shown in the Contract Prospectus did not change with the addition of the funds in item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

5.   The following information is added to Appendix V, "Description of Underlying Funds" on page 51 of the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
AllianceBernstein Variable Products Series Fund, Inc. – AllianceBernstein Growth and Income Portfolio (Class A Shares)	Alliance Capital Management L.P.	Seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality. Invests primarily in dividend-paying common stocks of large, well-established "blue chip" companies.
ING Investors Trust - ING Julius Baer Foreign Portfolio (Class S)	Directed Services, Inc. Subadviser: Julius Baer Investment Management LLC	Seeks long-term growth of capital. Under normal conditions, invests in a wide variety of international equity securities issued through the world, normally excluding the United States. Normally invests at least 80% of its assets in equity securities tied economically to countries outside the United States.
ING Investors Trust - ING MFS Total Return Portfolio (Class S)	Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. Invests in a combination of equity and fixed income securities.

ING Investors Trust - ING T. Rowe Price Equity Income Portfolio (Class S)	Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Normally invests at least 80% of its assets in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends. May also invest in convertible securities, warrants and preferred stocks, foreign securities, debt securities including high-yield debt securities and future and options.
ING Variable Products Trust – ING VP Financial Services Portfolio (Class I Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Invests, under normal market conditions, at least 80% of assets in equity securities and equity equivalent securities of companies principally engaged in the financial services industry. As a general matter, the Portfolio expects these investments to be in common stocks of large-, mid- and small-sized companies. May invest remaining 20% of assets in equity or debt securities of financial services companies or companies that are not financial services companies, and in money market instruments.
Oppenheimer Variable account Funds – Oppenheimer Main Street Small Cap Fund®/VA	OppenheimerFunds, Inc.	Seeks capital appreciation. Invests mainly in common stocks of small-capitalization U.S. companies that the Fund's investment manager believes have favorable business trends or prospects. Under normal market conditions, will invest at least 80% of net assets (including any borrowings for investment purposes) in securities of companies having a small market capitalization.
PIMCO VIT Real Return Portfolio (Administrative Class)	Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management. Invests primarily in investment grade securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality.
Pioneer Variable Contracts Trust – Pioneer High Yield VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation. Normally, the portfolio invests at least 80% of its total assets in below investment grade (high yield) debt securities and preferred stocks.
Wanger Advisors Trust - Wanger Select	Columbia Wanger Asset Management, L.P.	A *nondiversified* fund that seeks long-term growth of capital. Invests primarily in the stocks of medium- to larger-size U.S. companies. Invests in a limited number of companies (between 20-25) with market capitalizations under $15 billion, offering the potential to provide above-average growth over time.
Wanger Advisors Trust - Wanger U.S. Smaller Companies	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital. Under normal circumstances, invests at least 80% of net assets (plus any borrowings for investment purposes), at market value at the time of investment, in securities of domestic companies with total stock market capitalizations of $5 billion or less.